Exhibit 99.1

English translation of the Notice of the Extraordinary General Meeting of Shareholders (including, without limitation, attached documents sent to ordinary shareholders) for reference purposes only.

Please be advised that ADR holders cannot attend the Extraordinary General Meeting of Shareholders irrespective of other materials (including, without limitation, any voting instruction card) indicating otherwise.

November 25, 2024

Dear Shareholders,

2-2-1 Yaesu, Chuo-ku, Tokyo
Pixie Dust Technologies Inc.
Representative
Director COO	Taiichiro Murakami

Notice of convocation of extraordinary general meeting of shareholders

Dear Shareholders,

Thank you very much for your continued support.

We would like to inform you that our Extraordinary General Meeting of Shareholders will be held as follows:

If you are unable to attend the meeting, please take review the “Reference documents regarding the solicitation of proxy voting right” below, indicate your approval or disapproval on the enclosed proxy form, affix your seal and return it to us.

Sincerely

Notes

1	Date and Time	Monday, December 23, 2024, 9:30 a.m. JST

2	place	2-2-1 Yaesu, Chuo-ku, Tokyo Tokyo Midtown Yaesu Yaesu Central Tower 4th floor Tokyo Midtown Yaesu Conference Room A

3	Objectives
Resolutions
	Proposal No. 1	Appointment of accounting auditor

The outline of the proposal is provided in the reference documents regarding the solicitation of proxy voting rights.

The End

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◎ If you are attending on the day, please take the time to submit the enclosed proxy form at the venue reception.

Attachment

Reference document regarding solicitation of proxy exercise of voting right

1. Solicitor of proxy exercise of voting rights

Pixie Dust Technologies, Inc.

Representative Director, COO: Taiichiro Murakami

2. Proposals and Reference matters

Proposal No. 1: Appointment of Accounting Auditor

As Seiyo Audit Corporation, our previous accounting auditor, resigned as of November 19, 2024, our Board of Auditors has appointed ES Next LLC as temporary accounting auditor in accordance with Article 346, Paragraphs 4 and 6 of the Companies Act.

Based on the decision of the Board of Corporate Auditors, we would like to ask for your approval to appoint ES Next LLC as our new accounting auditor.

The Board of Auditors selected ES Next LLC as a candidate for accounting auditor because the board judged ES Next LLC to be appropriate given that it has established a strong governance management, quality control system, and audit system and audit methods.

In addition, the Company plans to enter into an agreement with the candidate for accounting auditor to limit liability for damages due to dereliction of duties, pursuant to Article 427, Paragraph 1 of the Companies Act. However, the liability under such agreement shall be limited to the minimum limit of liability prescribed by law.

The candidate for accounting auditor is as follows:

Name	ES Next LLC
Office Location	Otemachi Nomura Building, 9th floor, 2-1-1 Otemachi, Chiyoda-ku, Tokyo
Established	July 1, 2020
Overview

Personnel composition

Directors and Partners: 9

Partners: 23

Certified Public Accountants: 33

Certified Public Accountant Examination Passers: 60

Others: 42 people

Total 167 staff members and partners (as of November 15, 2024)

The End